Resolution of the Board of Directors

On November 9, 2012, the Board of Directors of POSCO resolved the following:

Lease Agreement with a Domestic Affiliate

POSCO to lease the Calcination facilities at Pohang and Gwangyang Works to POSCO CHEMTECH subject to the following terms

1. Lease Amount: KRW 17,000,000,000

2. Contract Period: November 16, 2012 ~ November 15, 2013